January 13, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Julia Griffith, Staff Attorney

100 F Street, N.E.

Washington, D.C. 20549

Re:	Horizon Bancorp, Inc.

Registration Statement on Form S-3 filed on January 7, 2021

File No. 333-251940

Dear Ms. Griffith:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Horizon Bancorp, Inc. (the “Registrant”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. (EST) on Friday, January 15, 2021, or as soon as practicable thereafter.

Please contact David P. Hooper, Esq. of Barnes & Thornburg LLP at (317) 231-7333 with any questions you may have regarding this request. In addition, please notify Mr. Hooper by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Mark E. Secor

Mark E. Secor

Executive Vice President,

Chief Financial Officer

cc:	Craig M. Dwight, Horizon Bancorp, Inc.

Todd M. Etzler, Horizon Bancorp, Inc.

Curt W. Hidde, Esq., Barnes & Thornburg LLP

David P. Hooper, Esq., Barnes & Thornburg LLP

515 Franklin Street • Michigan City, IN 46360 • (219) 874-0211 • toll-free 888-873-2640 • www.horizonbank.com